SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                      Press Release dated October 27, 2000

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                         Form 20-F |X|   Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                              Yes |X|  No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Eiger Technology, Inc.

                                    /s/ GERRY A. RACICOT

Date:  October 27, 2000             Mr. Gerry A. Racicot
                                    President

For Immediate Release                                    Friday October 27, 2000

             EIGER TECHNOLOGY ANNOUNCES FURTHER EXPANSION INTO AUDIO ENTERTAINMENT WITH COMPAQ

Toronto, Canada- Eiger Technology Inc., (TSE: AXA; OTC BB: ETIFF), one of North America's leading computer and telecommunications equipment manufacturers, announced today that it's Digital Audio Player project for Compaq has resulted in a successful production at Eiger's South Korean plant.

This project was a collaboration with electronics giant Samsung Electron Device. Eiger President and CEO Gerry Racicot stated, "The Compaq iPac PA-1 Digital Audio Player is now flowing smoothly off our production lines. Estimated production value will, we believe, be about US$15 million in the first production year, which commenced the beginning of August.

"It is a beautiful product and I am sure it will prove extremely popular. It will certainly compliment the MP3 player we produce for Samsung."

Eiger already produces the world's smallest portable MP3 player. It is estimated that the market for MP3 players will reach US6.3 billion by 2002/2003.

"We are operating on a broad opportunity front, but it is highly focused and adjustable as to changing market forces. We believe our business models are nimble and keep us at the forefront of profitability and shareholder value." said Racicot.

Eiger currently is experiencing a revenue growth rate of 500+% per annum.

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through it's facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger also owns 25% of Nixxo Technologies. Nixxo is a GSM chipset and operating system design company based in California. The GSM cellular market represents 65% of the world cellular phone market with growth rates of over 30% a year. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc's web site at www.eigertechnology.com

                                      -30-

For More Information, Please Contact:
Gerry Racicot or Keith Attoe
Eiger Technology Inc.
(416) 216-8659

The management of the company who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                 330 Bay Street, Suite 602 Toronto, ON M5H 2S8
                         p-416-216-8659 f-416-216-1164